ExlService Holdings, Inc.
280 Park Avenue, 38th Floor
New York, New York 10017

October 23, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	William H. Thompson Accounting Branch Chief

Re:
ExlService Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed July 29, 2014
Form 8-K Filed July 29, 2014
File No: 1-33089

Dear Mr. Thompson:

ExlService Holdings, Inc. (the “Company”) is sending this letter to confirm the extension of time to respond to the Staff’s comment letter dated October 14, 2014 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and Form 8-K filed on July 29, 2014.  As discussed, the Company will file its written response to the Staff’s comment letter no later than November 4, 2014.  Please contact me at (212) 277-7103 with any questions or concerns.

Sincerely,

/s/ Nancy Saltzman

Nancy Saltzman
Executive Vice President
General Counsel & Secretary
ExlService Holdings, Inc.

cc:    Vishal Chhibbar
ExlService Holdings, Inc.
         John Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP